MOBILE COOKS, LLC

FORM C/A
September 13, 2019
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Mobile Cooks, LLC
State of Organization	Massachusetts
Date Company Was Formed	September 18, 2018
Kind of Entity	Limited Liability Company
Street Address	114 University Rd Unit #2, Brookline MA, 02445
Website Address	https://mobilecooks.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Matthew Kaplan	
All positions with the Company and How Long for Each Position	Position Founder & CEO	How Long Since Incorporation
Business Experience During Last Three Years	Project Manager	
Principal Occupation During Last Three Years	Project Manager	

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Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Toast	Business Restaurant Industry

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	**Matthew Kaplan**

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

Our mission is to empower cooks, support local farmers and feed the world delicious and personal vegan food.

ABOUT US

We are a vegan pop-up and catering company.

Matthew Kaplan launched Mobile Cooks in November 2018 while working for Toast Inc as a project manager. He saw a need to directly help cooks by showcasing & serving their recipes and dishes. Scott, Gabrielle and Erica have since joined the management team.

We started by offering our cooks gigs at office pop-ups, restaurant takeovers, brewery pop-ups and office outpost delivery services (to shelves).

We are currently exploring leases for a kitchen space to open MC Cloud Kitchen where consumers order dishes from individual cooks (peer-to-peer), which will have pickup or delivery options. The cooks work as a team to offer a varied menu; however, each cook strives to sell out of his or her dish daily in the hopes of receiving the highest consumer rating.

Depending on how much money we raise on MainVest, we will sign a lease for a Cloud Kitchen and commissary ranging from 1,500 – 3,000 square feet. This space will showcase a minimum of four chefs per meal period, each presenting a different dish/menu. We source our ingredients from local suppliers whenever possible.

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Possible locations for MC Cloud Kitchen: Boston, Cambridge, Jamaica Plain, Brighton, Allston, or Somerville.

Estimated opening of MC Cloud Kitchen: Winter 2019.

TIME OUT MARKET BOSTON

We're operating a stall within Timeout Market from 6/27/2019 - 9/27/2019

Monthly revenue has been over $80K

We've hosted independent vegan chefs for pop-ups and our chefs have changed our specials weekly

Consumer feedback has been fantastic (verbal feedback while eating at Time Out, and on social media @mobilecook).

We are interested in opening in more food halls, as they are an asset light way to grow our available pop-up venues for cooks.

MC CLOUD KITCHEN

Our first brick and mortar location will be a quick service operation (a la Chipotle)

Our guests will be able to place their order online or in store with kiosks

We expect that over 60% of our sales will be for delivery and take-out orders

Our space will be comprised of a service line, prep kitchen, catering kitchen, and some seating for guests

We will also house a curated selection of local vegan food products and groceries, including a CSA program

The MC's will be responsible for recipe development and we will have a prep and service team to support them

Our menus will change frequently according to what's in season and our menus will highlight who the featured MC's are

We'll further incentivize the MC's via a royalty and/or equity based on their dishes' sales

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Additional revenue streams will include catering and a 5% MC agency charge on every order to help us pay our cooks above market rates

BUSINESS NOTES

We want our cooks to flourish and we plan to offer them full-time employee benefits. We also guarantee that they make $18/hour regardless of sales. Part of your investment will go toward creating exceptional services, pay, and benefits for our cooks.

At Mobile Cooks, the cooks keep the tips!

We want MC Cloud Kitchen to be a place our cooks are proud to work at. Part of your investment will go toward ensuring that our facilities are designed from a cook's point of view. There may be different stations for each cook, but there will be teamwork and unity in our brand.

THE MARKET

Our target markets are vegans and vegetarians, but our food also appeals to meat (animal) eaters and health conscious eaters.

Sales of plant-based food in the US went up by 8.1% during the past year, topping $3.1 billion (*see the Beyond Meat IPO for further validation of the booming market for plant-based foods).

At MC Cloud Kitchen, our main sales channel will be third party delivery apps (Postmates, DoorDash, UberEats, and more) however, we also expect 'pick-up' (through Toast Takeout) will be popular depending on the foot traffic of our chosen first location.

Additionally, we expect that office outpost delivery service (to shelves) will become a large part of our business.

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Our pop-ups are promoted on social media and our cooks love to promote their pop-ups to their own networks. We also target athletes, fitness studios, students, and busy working families/individuals.

OUR COMPETITORS

To our knowledge, Mobile Cooks is the first peer-to-peer, plant-based cloud-kitchen framework service in the US.

Uber, Doordash, Kitchen United, Deliveroo and others are racing to build Cloud-Kitchens, but all of them seem to be focused on enabling restaurants to expand their delivery operations.

Rather than empowering and marketing individual cooks as the brand or coordinating gigs and catering within their communities - outside of Cloud Kitchen spaces.

RELEVANT ARTICLES

Cooking as a Service – "What's certainly good about this long-term trend is that it's a way of giving people back time. Food prep is something that's far easier to do in large batches than in small batches, and eating is something that everybody has to do, multiple times a day. So reorganizing the way that we all eat in a way that batches food preparation more efficiently ought to be a net win: everybody gets more time back."

The Year of the Vegan – "The Economist declared 2019 "The Year of the Vegan," with correspondent John Parker writing that "fully a quarter of 24- to 34-year-old Americans [identify as] vegans or vegetarians."

The Cloud Kitchen Concept - "Cloud kitchen" is a new concept that is storming the restaurant industry. Cloud kitchens, sometimes called ghost kitchens, are designed exclusively for online ordering and delivery - with no brick-and-mortar locations, no servers, and just a shared kitchen."

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See our Investor presentation attached for more on the problem and our proposed solution.

Team:

Matthew Kaplan, Agent/CEO/Founder

Matthew launched Mobile Cooks in November 2018 while working at Toast Inc. He saw a need to help cooks more directly. Prior to working at Toast, Matthew worked in the restaurant industry for over ten years. He has fond memories of cooking at Sweet Basil (Needham, MA) and of being on the opening management team at Juniper (Wellesley, MA) and Red Owl Tavern (Philadelphia, PA).

Through Mobile Cooks, Matthew is humbled to be able to help cooks provide for themselves and their families. He's excited to build a sustainable business model within food service, one that results in great tasting food with the smallest carbon footprint possible.

Scott Rawdon, Executive Pop-Up Chef

Scott has been cooking professionally since 2009, with notable experience at Veggie Galaxy, NU Kitchen and Life Alive. Additionally, Scott offers menu consulting and personal chef services. He joined the Mobile Cooks team in January 2019 and was integral in establishing regular MC office pop-ups and special event pop-ups. When not cooking, Scott enjoys recording music and playing the guitar.

Erika Korff, Marketing/Agent

Erica is a vegan foodie and animal rights activist. Her passions have been helping people in the Boston area find their next vegan meal through her social media presence, and educating others on the rise of the plant-based food industry. She is

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excited to help get vegan cooks more exposure and connect consumers, vegan or not, to healthy, delicious, and cruelty-free meals that they'll dream about the next day!

Gabrielle Doucette-Boisse, Head Chef/MC Kitchen

Gabrielle has been managing juice bars and vegan kitchens for six years since graduating from college with a writing degree. She most recently was a kitchen manager at Life Alive. She is an aspiring food and nature writer, and her culinary style is a spin on veganized New England comfort foods.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 15 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials
Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

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§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$100,000
Offering Deadline	October 31th, 2019

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$1,070,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
MC Kitchen - New Space Purchase	$80,000	$165,000
Kitchen Buildout	$7,000	$413,000
Food Hall Stall	$0	$48,000
Salaries/Labor	$0	$335,800
Transport van	$0	$35,000
Legal & Permitting Fees	$9,000	$9,000
Compensation to MainVest*	$4,000	$64,200
TOTAL	$100,000	$1,070,000

* Compensation may vary. Compensation to MainVest is structured as 3% for investors referred by the Company and 9% from other investors.

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

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To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of Simple Agreements for Future Equity, which we refer to as the "SAFEs." The SAFEs are being offered at their face amount. For example, you will pay $1,000 for a SAFE with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to preferred stock in the Company ("Preferred Stock") when and if the Company performs an equity financing that involves Preferred Stock. Upon occurrence of an equity

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financing (or other specified events), the SAFEs will convert to Preferred Stock on the standard terms offered to other investors. To view a copy of the SAFEs offered to investors, please see the attachments filed with this Form C.

Conversion to Preferred Stock

When the Company engages in an equity financing involving Preferred Stock, Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of shares of Preferred Stock to the Investor:

    (i) the amount invested by the Investor at the price per share of the Standard Preferred Stock sold in the future equity financing multiplied by the Discount Rate; or

    (ii) if the valuation for the Company is more than $3,000,000 (the "Valuation Cap"), the amount invested by the Investor at a price per share equal to the Valuation Cap divided by the Company's capitalization.

Additional Terms of the Valuation Cap

For purposes of option (ii) above, the Company's capitalization will be measured as all shares of stock outstanding at the time, not including any SAFEs or convertible notes, plus any common stock reserved and available for future grant under any equity incentive or similar plan of the Company or to be created or increased in connection with our equity offering at that time.

Major Investors

A Major Investor is one who invests a minimum of $25,000.00 in the offering. Major Investors receive certain rights and preferences that are not available to investors that invest less than that amount.

No Voting Rights

Investors will have no voting rights in the Company. Instead, the Company's CEO will be granted a proxy to vote on such investors' behalf.

Liquidity Events

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the terms of the SAFEs) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Please see the SAFEs for definitions and additional terms.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:
•   The Company's certificate of incorporation, bylaws, and/or other agreements prohibit the sale or other transfer of SAFEs without the Company's consent.

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- If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for the SAFEs, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your SAFE indefinitely.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	The Founder & CEO, Matthew Kaplan, owns 100% of the Limited Liability Company Interests, which are on standard terms and provide Mr. Kaplan with control of the company.
How These Securities Differ from the SAFEs Offered to Investors	The Limited Liability Company Interests represent ownership interests in the Company, whereas the SAFE is a simple agreement for future equity.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the SAFEs. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Matthew Kaplan	100%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your SAFEs will convert to equity and gain in value. If they make poor business decisions, it is less likely your SAFEs will convert to equity and gain in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the SAFEs are Being Valued

The SAFEs are being valued at their face value. We don't anticipate that we'll ever need to place a value on the SAFEs in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 3.0% of the total amount raised from any person introduced by Issuer in connection with the Offering, provided that the Issuer has identified any such persons to MainVest Funding Portal in writing by the completion of the Offering; and 9.0% of the total amount raised from all other investors in the Offering.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

As of March 31, 2019, the Company received advances from its sole member amounting to $10,234.79. No interest has been accrued for these advances as of March 31, 2019.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

As of March 31, 2019, the Company received advances from its sole member amounting to $10,234.79. No interest has been accrued for these advances as of March 31, 2019.

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§227.201(s) – THE COMPANY'S FINANCIAL CONDITION

Due to permitting fees and extended labor, public pop-ups sometimes break even, or may lose a bit of money for Mobile Cooks. However the exposure we are getting at public pop-ups is worth the risk since we often gain catering leads.

Since day one, we have guaranteed the cooks $20/hour for their time. We have had a few slow events where this guarantee turned out to be costly for us, but we are hopeful that those slow pop-ups are behind us. MC brand awareness is spreading and we are drawing crowds and selling out of food at our latest pop-ups.

We must optimize our kitchen prep time while at Foundation Kitchen or any future kitchen space. More cooks prepping at one time results in a more cost effective solution for the cooks and also more profit for Mobile Cooks Inc. (with 4 cooks prepping, we can charge the cooks $20/hour rather than $25/hour).

Cash flow figures in this business are large since we pay rent for prep and pop-up space up front and then pass those costs onto the cooks. Similarly, we pay upfront for the ingredients for each cook and then settle up with them after event sales and labor are calculated.

§227.201(t) – THE COMPANY'S FINANCIAL STATEMENTS

<u>Historical Financial Statements</u>
Please see Appendix B for historical financial statements

§227.201(u) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(w) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://mobilecooks.com/, no later than 120 days after the end of each fiscal year.

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It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$2,949	$0
Cost of Goods Sold	$9,305	$0
Taxes Paid	$0	$0
Net Income	($8,968)	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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